Exhibit 12.3
WASHINGTON GAS LIGHT COMPANY
Computation of Ratio of Earnings to Fixed Charges

($ in thousands)
Twelve Months Ended September 30,	2007	2006	2005	2004	2003

FIXED CHARGES:
Interest Expense	$44,621	$43,316	$40,319	$42,106	$42,309
Amortization of Debt Premium, Discount and Expense	471	566	821	426	855
Interest Component of Rentals	1,288	1,185	1,266	968	594

Total Fixed Charges	$46,380	$45,067	$42,406	$43,500	$43,758

EARNINGS:
Net Income before Dividends on Preferred Stock	$90,500	$85,841	$89,213	$96,590	$110,898
Add:
Income Taxes	54,497	51,902	47,393	53,544	68,167
Total Fixed Charges	46,380	45,067	42,406	43,500	43,758

Total Earnings	$191,377	$182,810	$179,012	$193,634	$222,823

Ratio of Earnings to Fixed Charges	4.1	4.1	4.2	4.5	5.1